FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of May, 2006

API ELECTRONICS GROUP CORP. (Formerly: API Electronics Group Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:                      No:      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated May 8, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP CORP.
(Formerly API Electronics Group Inc.)

Date: May 9, 2006	By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman of the Board,
Chief Executive Officer, Treasurer and Director

API ELECTRONICS GROUP AND RUBINCON VENTURES ANNOUNCE SIGNING

OF DEFINITIVE MERGER AGREEMENT

New York, NY May 8, 2006 — API Electronics Group Corp. (“API”) (OTCBB: AEGCF) and Rubincon Ventures, Inc. (“Rubincon”) (OTCBB: RBCV), today announced the signing of a definitive agreement to merge in an all-stock transaction that was previously announced on March 27th, 2006. The closing of the transaction is subject to approval by shareholders of each company, regulatory approvals and other customary closing conditions.

The agreement between the two companies provides that shareholders of API Electronics are to receive ten (10) shares of Rubincon Ventures for every one (1) share of API or ten (10) shares of a newly created class of exchangeable shares of its wholly-owned subsidiary, for each API common share. The new entity created by this merger will be known as API Nanotronics Corp., as this name best exemplifies the business of the combined companies. API management will manage the combined company and the board of directors will be controlled by API nominees.

Phillip DeZwirek, Chairman and Chief Executive Officer of API Electronics Group stated that, “With the definitive agreements now signed, the entire management team of API is looking forward to the final closing of this very exciting transaction. API Nanotronics will be well positioned to further consolidate our sector and bring nanotechnology product solutions to our customers at an accelerated pace.

ABOUT API ELECTRONICS

API Electronics Group Corp., through its wholly owned subsidiaries API Electronics Inc., Filtran Group and TM Systems, is engaged in the manufacture of electronic components and systems for the defense and communications industries. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries. API owns state-of-the-art manufacturing and technology centers in New York, Connecticut and Ontario, Canada and has manufacturing capabilities in China and a distribution center in Britain. API Electronics trades on the OTC Bulletin Board under the symbol AEGCF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION ON THE PROPOSED TRANSACTION CONTACT:

Bakerview Investor Relations, Inc. at 1-800-961-7228

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API’s Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

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FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

API Electronics Group Corp. (the “Issuer”)

505 University Avenue, Suite 1400

Toronto, ON M5G 1X3

2.	Date of Material Change

State the date of the material change.

May 8, 2006.

3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

May 8, 2006.

The news release was disseminated through PRNewswire-FirstCall and SEDAR.

4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Announcement with respect to the signing of a definitive merger agreement (“Merger Agreement”) between the Issuer and Rubincon Ventures, Inc. (“Rubincon”).

5.	Full Description of Material Change

The Issuer and Rubincon announced the signing of the Merger Agreement to merge in an all-stock transaction. The closing of the transaction is subject to approval by shareholders of each company, regulatory approvals and other customary closing conditions.

The agreement between the two companies provides that shareholders of the Issuer are to receive ten (10) shares of Rubincon for every one (1) share of the Issuer or ten (10) shares of a newly created class of exchangeable shares of its wholly-owned subsidiary, for one (1) common share of the Issuer. The new entity created will be known as API Nanotronics Corp. The Issuer’s management will manage the combined company and the board of directors will be controlled by the Issuer nominees.

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6.	Reliance on Section 75(3) of the Act

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

7.	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

No information has been omitted from this material change report.

8.	Senior Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

The following senior office of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Phillip DeZwirek, Chairman

Telephone: 416-593-6543

Facsimile: 416-593-4658

Internet: www.apielectronics.com

9.	Date of Report

Date the Report.

May 8, 2006

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